

May 16, 2013

Via E-mail
K. Rupert Murdoch
Executive Chairman
New Newscorp LLC
1211 Avenue of the Americas
New York, NY  10036

> **Re:    New Newscorp LLC**
> **Amendment No. 4 to Form 10-12B**
> **Filed May 10, 2013**
> **File No. 001-35769**

Dear Mr. Murdoch:

We have reviewed your responses to the comments in our letter dated May 3, 2013 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

Summary Historical and Unaudited Pro Forma Combined Financial Information, page 18

1.  Please revise to disclose pro forma basic and diluted earnings per share giving effect to the distribution and related transactions for the latest fiscal year and subsequent interim period presented in the company's combined financial statements.

Unaudited Pro Forma Combined Financial Statements, page 47

Notes to the Unaudited Pro Forma Combined Financial Statements, page 52

2.  Refer to adjustment (l) – Given that adjustment (l) is being made to reflect an adjustment for legal and related expenses that will be indemnified by your Parent in connection with the UK Newspaper Matters, please explain why the adjustments reflected in the pro forma statements of operations of $186 million and $132 million, respectively, for the year ended June 30, 2012 and the nine months ended March 31, 2013 do not agree to the historical costs incurred for these matters as disclosed on page F-33 of $199 million and on page F-70 of $144 million.  Please advise or revise as appropriate.

Financial Statements, page F-1

March 31, 2013 Interim Financial Statements, page F-56

Notes to the Unaudited Combined Financial Statements, page F-60

Note 2. Acquisitions, Disposals and Other Transactions, page F-62

3.  We note that customer relationship intangible assets were recorded in connection with the CMH acquisition with useful lives up to 25 years.  Please tell us how you determined the useful lives assigned to the customer relationships at the time of the acquisition and why you believe lives up to 25 years are appropriate for such intangible assets.  We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director


cc:     Via E-mail
        Amy Freed, Esq.